VP 3-5-03

SP 3/6/03

03002105

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2003
WASH. D.C. 165

NAME OF BROKER-DEALER:

World Equity Group, Incorporated

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 North Arlington Heights Road
(No. and Street)

Arlington Heights	IL	60004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Yarosz — 847-342-1700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

MAR 1 9 2003

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert D. Yarosz, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of World Equity Group, Incorporated, as of December 31, 2002, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
28th day of February 2003

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2006

Robert D. Yarosz
Signature

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

World Equity Group, Incorporated

Statement of Financial Condition

December 31, 2002

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

World Equity Group, Incorporated
Table of Contents
December 31, 2002

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
World Equity Group, Incorporated

We have audited the accompanying statement of financial condition of World Equity Group, Incorporated as of December 31, 2002 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of World Equity Group, Incorporated as of December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 14, 2003, except for Note 7, as
to which the date is February 24, 2003

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

World Equity Group, Incorporated
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$	136,594
Receivable from and deposits with clearing broker		39,095
Commissions receivable		156,639
Equipment, furniture and leasehold improvements, net		53,967
Other assets		75,297
Total assets	$	461,592

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	93,601
Commissions payable		163,216
Total liabilities		256,817
Stockholders' equity		
Common stock		1,038
Additional paid-in capital		122,850
Retained earnings		80,887
Total stockholders' equity		204,775
Total liabilities and stockholders' equity	$	461,592

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—World Equity Group, Incorporated (the "Company") is a registered securities broker-dealer and investment advisor. The Company provides brokerage, investment advisory and venture capital advisory services to retail customers primarily in the midwest region of the United States. Customer transactions are cleared through another broker on a fully disclosed basis.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash equivalents are highly liquid investments with a maturity of 90 days or less at date of acquisition.

Income Recognition—Securities transactions and the related income and expenses are recorded on trade date.

Advertising—The Company expenses the cost of advertising and marketing as the costs are incurred.

Deferred Income Taxes—The Company provides for deferred income taxes resulting from temporary differences in reporting certain expense items for income tax and financial accounting purposes, primarily officers' compensation.

Note 2 Equipment, Furniture and Leasehold Improvements

Furniture and equipment are recorded at cost and depreciated using an accelerated method over the estimated useful lives of the assets. Leasehold improvements are being amortized on the straight-line method over their useful life.

Furniture, equipment and leasehold improvements at December 31, 2002 consist of:

Equipment	$ 105,344
Furniture and fixtures	32,283
Leasehold improvements	44,231
	181,858
Accumulated depreciation	(127,891)
	$ 53,967

Note 3 Commitment and Contingencies

The Company has a lease from a party related through common ownership for office space that expires February 28, 2004. Minimum annual rentals are as follows:

2003	$ 62,500
2004	10,484
	$ 72,984

Note 3 Commitment and Contingencies, *Continued*

In addition, the Company rents additional office space on a monthly basis, and receives reimbursement for certain operating expenses from another party related through common ownership.

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and, in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Company's financial position.

Note 4 Employee Benefit Plan

The Company maintains a 401(k) plan for qualified employees. The Company matches 25 percent of participant contributions of up to 4 percent, and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

Note 5 Off-Balance-Sheet Risk

Customer transactions are introduced to and cleared through the Company's clearing broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

Amounts due from the clearing broker represent a concentration of credit risk. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

Note 6 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to $50,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2002, the Company had net capital and net capital requirements of approximately $71,000 and $50,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

Note 7 Subsequent Event

On February 24, 2003, a claim made by a customer was settled for $35,000.